Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION

OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six Months Ended
	July 2, 2005	June 26, 2004
Income before taxes	$5,905	$4,964

Add fixed charges	33	52

Income before taxes and fixed charges	$5,938	$5,016

Fixed charges:
Interest	$7	$33
Estimated interest component of rental expense	26	19

Total	$33	$52

Ratio of earnings before taxes and fixed charges, to fixed charges	180	96